Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Assets
Cash resources
Cash and due from banks	$3,342	$2,887	$3,001
Interest-bearing deposits with banks	16,041	14,667	17,387

	19,383	17,554	20,388

Securities
Trading account (pledged – $11,569; $11,791 and $6,340)	89,316	81,827	71,696
Investment account	36,960	35,238	28,288
Loan substitute	312	325	372

	126,588	117,390	100,356

Assets purchased under reverse repurchase agreements	32,612	36,289	39,396

Loans
Residential mortgage	78,575	78,817	73,415
Personal	31,924	31,167	29,367
Credit card	5,403	4,816	5,214
Business and government	59,603	57,649	61,024

	175,505	172,449	169,020
Allowance for loan losses	(1,846)	(2,055)	(2,267)

	173,659	170,394	166,753

Other
Customers’ liability under acceptances	5,693	5,943	7,292
Derivative-related amounts	38,350	35,612	36,716
Premises and equipment	1,753	1,670	1,627
Goodwill	4,754	4,587	5,059
Other intangibles	580	580	681
Other assets	13,072	13,014	11,536

	64,202	61,406	62,911

	$416,444	$403,033	$389,804

Liabilities and shareholders’ equity
Deposits
Personal	$109,116	$106,709	$105,293
Business and government	130,098	129,860	114,894
Bank	25,752	22,576	27,986

	264,966	259,145	248,173

Other
Acceptances	5,693	5,943	7,292
Obligations related to securities sold short	24,632	22,855	19,489
Obligations related to assets sold under repurchase agreements	20,361	23,735	23,387
Derivative-related amounts	40,607	37,775	38,099
Insurance claims and policy benefit liabilities	5,243	5,256	3,232
Other liabilities	26,435	21,318	22,841

	122,971	116,882	114,340

Subordinated debentures	7,639	6,243	6,571

Non-controlling interest in subsidiaries	2,397	2,388	1,445

Shareholders’ equity
Preferred stock	832	832	1,532
Common stock (shares issued – 655,962,800; 656,021,122 and 666,439,266)	7,055	7,018	7,046
Additional paid-in capital	130	85	81
Retained earnings	11,734	11,333	10,684
Treasury stock (6,951,478 shares)	(431)	–	–
Foreign currency translation adjustments	(849)	(893)	(68)

	18,471	18,375	19,275

	$416,444	$403,033	$389,804

First Quarter 2004 Report – Royal Bank of Canada 25

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Interest income
Loans	$2,435	$2,451	$2,585
Securities	745	674	729
Assets purchased under reverse repurchase agreements	145	186	200
Deposits with banks	81	78	112

	3,406	3,389	3,626

Interest expense
Deposits	1,269	1,290	1,433
Other liabilities	373	400	398
Subordinated debentures	103	93	96

	1,745	1,783	1,927

Net interest income	1,661	1,606	1,699

Non-interest income
Insurance premiums, investment and fee income	613	676	574
Trading revenues	440	441	544
Securities brokerage commissions	347	285	270
Investment management and custodial fees	303	306	281
Deposit and payment service charges	257	268	279
Mutual fund revenues	202	175	169
Underwriting and other advisory fees	181	204	130
Foreign exchange revenues, other than trading	73	75	66
Card service revenues	126	144	124
Securitization revenues	63	60	34
Credit fees	50	43	63
Mortgage banking revenues	2	(12)	69
Gain (loss) on sale of investment account securities	4	11	(14)
Other	44	78	157

	2,705	2,754	2,746

Total revenues	4,366	4,360	4,445

Provision for (recovery of) credit losses	(25)	140	200

Insurance policyholder benefits, claims and acquisition expense	452	513	408

Non-interest expense
Human resources	1,676	1,603	1,641
Equipment	223	227	211
Occupancy	181	179	186
Communications	153	197	180
Professional fees	97	134	113
Outsourced item processing	69	73	74
Amortization of other intangibles	16	16	19
Other	392	195	186

	2,807	2,624	2,610

Net income before income taxes	1,132	1,083	1,227
Income taxes	300	300	420

Net income before non-controlling interest	832	783	807
Non-controlling interest in net income of subsidiaries	42	37	28

Net income	$790	$746	$779

Preferred dividends	11	11	23

Net income available to common shareholders	$779	$735	$756

Average number of common shares (in thousands)	650,044	656,952	666,006
Earnings per share (in dollars)	$1.20	$1.12	$1.14
Average number of diluted common shares (in thousands)	658,738	663,841	673,400
Diluted earnings per share (in dollars)	$1.18	$1.11	$1.12

Dividends per share (in dollars)	$.46	$.46	$.40

First Quarter 2004 Report – Royal Bank of Canada 26

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Preferred stock
Balance at beginning of period	$832	$841	$1,545
Translation adjustment on stock denominated in foreign currency	–	(9)	(13)

Balance at end of period	832	832	1,532

Common stock
Balance at beginning of period	7,018	7,019	6,979
Issued	53	37	76
Purchased for cancellation	(16)	(38)	(9)

Balance at end of period	7,055	7,018	7,046

Additional paid-in capital
Balance at beginning of period	85	84	78
Renounced stock appreciation rights, net of related income taxes	(1)	–	(1)
Stock-based compensation awards	12	1	4
Reclassified amounts	34	–	–

Balance at end of period	130	85	81

Retained earnings
Balance at beginning of period	11,333	11,075	10,235
Net income	790	746	779
Preferred dividends	(11)	(11)	(23)
Common dividends	(298)	(301)	(267)
Premium paid on common shares purchased for cancellation	(78)	(176)	(40)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts, net of related income taxes	(2)	–	–

Balance at end of period	11,734	11,333	10,684

Treasury stock
Reclassified amounts	(304)	–	–
Net purchases	(127)	–	–

Balance at end of period	(431)	–	–

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(893)	(473)	(54)
Change in unrealized foreign currency translation gains and losses	265	(1,814)	(155)
Impact of hedging unrealized foreign currency translation gains and losses	(221)	1,394	141

Balance at end of period	(849)	(893)	(68)

Shareholders’ equity at end of period	$18,471	$18,375	$19,275

First Quarter 2004 Report – Royal Bank of Canada 27

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended

	January 31	October 31	January 31
(C$ millions)	2004	2003	2003

Cash flows from operating activities
Net income	$790	$746	$779
Adjustments to determine net cash provided by (used in) operating activities
(Recovery of) provision for credit losses	(25)	140	200
Depreciation	98	99	101
Amortization of other intangibles	16	16	19
Writedown of deferred issuance costs	25	—	—
Gain on sale of premises and equipment	(5)	(2)	(5)
Gain on loan securitizations	(8)	(9)	—
Loss on investments in associated corporations	9	34	—
(Gain) loss on sale of investment account securities	(4)	(11)	14
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(13)	(186)	407
Net change in accrued interest receivable and payable	(98)	33	11
Current income taxes	(1,376)	415	(124)
Deferred income taxes	(37)	41	45
Derivative-related assets	(2,738)	(872)	(6,458)
Derivative-related liabilities	2,832	2,054	5,962
Trading account securities	(7,664)	(9,912)	(3,368)
Obligations related to securities sold short	1,777	1,063	379
Other	2,905	(3,220)	(921)

Net cash used in operating activities	(3,516)	(9,571)	(2,959)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,553)	4,141	1,402
Change in loans, net of loan securitizations	(3,846)	(2,552)	1,208
Proceeds from loan securitizations	769	1,000	—
Proceeds from sale of investment account securities	4,260	7,703	3,367
Proceeds from maturity of investment account securities	8,643	8,924	5,455
Purchases of investment account securities	(14,319)	(15,519)	(11,304)
Change in loan substitute securities	13	11	22
Net acquisitions of premises and equipment	(181)	(196)	(75)
Change in assets purchased under reverse repurchase agreements	3,677	7,082	(2,311)
Net cash provided by (used in) acquisition of subsidiaries	558	(109)	(194)

Net cash (used in) provided by investing activities	(2,979)	10,485	(2,430)

Cash flows from financing activities
Change in deposits	5,821	2,694	3,818
Issue of subordinated debentures	1,500	—	—
Repayment of subordinated debentures	—	(100)	—
Issue of common stock	49	36	71
Purchase of common stock for cancellation	(94)	(214)	(49)
Net purchase of treasury stock	(127)	—	—
Payment of dividends	(309)	(294)	(289)
Change in obligations related to assets sold under repurchase agreements	(3,374)	(854)	2,278
Change in short-term borrowings of subsidiaries	3,484	(1,769)	27

Net cash provided by (used in) financing activities	6,950	(501)	5,856

Net change in cash and due from banks	455	413	467
Cash and due from banks at beginning of period	2,887	2,474	2,534

Cash and due from banks at end of period	$3,342	$2,887	$3,001

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,867	$1,604	$1,948
Amount of income taxes paid in period	$1,553	$168	$759

First Quarter 2004 Report – Royal Bank of Canada   28

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2003, on pages 72A to 76A in the 2003 Annual Report, except as noted below.

Equity-linked deposit contracts

In November 2003, the Accounting Standards Board issued Accounting Guideline 17, Equity-Linked Deposit Contracts (AcG-17). AcG-17, which pertains to deposit obligations that require us to make variable payments based on the performance of certain equity indices, allows for fair value recognition of the variable payment embedded in these contracts with changes in fair value recognized in income as they arise. We have elected to apply the guideline on a prospective basis to our equity-linked GICs and equity-linked notes, which did not result in a significant impact on our financial position or results of operations this quarter.

Classification of economic hedges

We have updated our disclosure for economic hedges that do not qualify for hedge accounting to reclassify the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other. As a result, the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Generally accepted accounting principles

In July 2003, the Canadian Institute of Chartered Accountants (CICA) issued Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provisions of Section 1100 are applied on a prospective basis to transactions and balances outstanding as at November 1, 2003. In light of Section 1100 provisions, we have reviewed our application of certain accounting policies as described below.

Trade date accounting

We prospectively applied trade date accounting for Securities on our interim Consolidated balance sheet. The application of trade date accounting increased Other assets by $1,221 million and Other liabilities by $624 million and decreased Securities by $597 million as at January 31, 2004.

Treasury stock

Commencing November 1, 2003, we recorded, as a deduction from total shareholders’ equity, our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the quarter was reclassified from assets to Treasury stock and subsequent transactions were also recorded as adjustments to the opening reclassified amounts. Treasury stock is recorded at historical cost and is reduced for any resales, cancellations, or transfers to employees under certain stock-based compensation arrangements. Any gains or losses, on resale or transfers of Treasury stock, are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Other

We are continuing to assess the impact of Section 1100 on our consolidated financial statements, primarily with respect to our current practice of offsetting certain assets and liabilities.

Significant future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). AcG-15 is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004. In December 2003, the FASB published a revised version of Interpretation No. 46. As a result, CICA will issue an exposure draft of proposed amendments to AcG-15 in order to harmonize with the corresponding U.S. guidance, with the expectation that the effective date is the same as that of the original AcG-15. CICA also suspended the effective date of certain disclosure requirements in AcG-15, pending the development of the amendments. We expect that we would not consolidate our VIE mutual funds or assets administered in trusts for asset protection, intergenerational wealth transfer, estate and financial planning, if the revised AcG-15 is the same as the revised U.S. guidance.

     Certain of the multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer with total assets of $19 billion as at January 31, 2004, have been restructured, and we are not required to consolidate them under the revised Interpretation No. 46. We are currently in the process of restructuring the remaining multi-sellers, which may result in us not being their Primary Beneficiary.

Liabilities and equity

Pursuant to final revisions of CICA Section 3860, Financial Instruments: Disclosure and Presentation, effective November 1, 2004, we will be required to reclassify certain of our financial instruments that can be settled, by a variable number of the issuer’s own equity instruments upon conversion by the holder, as liabilities. The revised standard may result in $1.4 billion of our trust capital securities included in Non-controlling interest in subsidiaries and $300 million of our First Preferred Series N shares to be presented as financial liabilities on our Consolidated balance sheet. Accrued yield distributions and dividends on these instruments will also be reclassified to Interest expense in our Consolidated statement of income.

Note 2 Acquisitions

Acquisition of Canadian operation of Provident Life and Accident Insurance Company

On November 18, 2003, RBC Insurance announced the acquisition of the Canadian operation of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance will assume PLAIC’s policy liabilities and may invest up to $500 million to complete the acquisition. The acquisition is expected to close by April 2004 and is subject to approval by Canadian regulators.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio–based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of Western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Acquisition of William R. Hough & Co., Inc.

On December 16, 2003, RBC Dain Rauscher Inc. announced an agreement to acquire all the outstanding common shares of William R. Hough & Co., Inc., located in St. Petersburg, Florida. The acquisition is expected to close by the end of February 2004 and is subject to approval by U.S. regulators.

Note 3 Securitizations

During the quarter, we securitized $1.1 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $775 million of those securities. We received net cash proceeds of $769 million and retained the rights to future excess interest of $14 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $8 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

First Quarter 2004 Report – Royal Bank of Canada   29

Canadian GAAP

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002.

     For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated below:

Pro forma net income and earnings per share

	As reported			Pro forma
	for the three months ended			for the three months ended

	January 31	October 31	January 31	January 31	October 31	January 31
	2004	2003	2003	2004	2003	2003

Net income	$790	$746	$779	$782	$737	$770
Earnings per share	1.20	1.12	1.14	1.18	1.11	1.12
Diluted earnings per share	1.18	1.11	1.12	1.17	1.10	1.11

Note 5 Contingencies

Enron litigation

On December 1, 2003, Royal Bank of Canada and related entities were added as defendants to an adversary proceeding in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) in the Enron Corp. bankruptcy proceedings against numerous other financial institution defendants.

     On January 9, 2004, Royal Bank of Canada and related entities were named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This litigation is consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material to our financial position or results of operations.

Note 6 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     Subsequent to the end of the quarter, on February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income this quarter by $74 million.

Note 7 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03	04	03	03

Net interest income	$1,357	$1,378	$1,394	$—	$—	$-	$104	$93	$116	$170	$100	$105
Non-interest income	512	488	564	613	676	574	825	821	767	548	528	621

Total revenues	1,869	1,866	1,958	613	676	574	929	914	883	718	628	726
Provision for (recovery of) credit losses	65	131	130	—	—	—	1	(2)	—	(67)	18	77
Insurance policyholder benefits, claims and acquisition expense	—	—	—	452	513	408	—	—	—	—	—	—
Non-interest expense	1,153	1,152	1,179	108	112	123	728	722	725	635	431	426
Income taxes and non-controlling interest	222	206	239	(3)	(7)	(4)	60	68	55	15	52	79

Net income (loss)	$429	$377	$410	$56	$58	$47	$140	$126	$103	$135	$127	$144

	RBC Global Services			Other			Total

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03

Net interest income	$45	$42	$45	$(15)	$(7)	$39	$1,661	$1,606	$1,699
Non-interest income	208	211	201	(1)	30	19	2,705	2,754	2,746

Total revenues	253	253	246	(16)	23	58	4,366	4,360	4,445
Provision for (recovery of) credit losses	(14)	—	—	(10)	(7)	(7)	(25)	140	200
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	452	513	408
Non-interest expense	181	187	171	2	20	(14)	2,807	2,624	2,610
Income taxes and non-controlling interest	29	23	27	19	(5)	52	342	337	448

Net income (loss)	$57	$43	$48	$(27)	$15	$27	$790	$746	$779

First Quarter 2004 Report – Royal Bank of Canada   30

Canadian GAAP

b) Quarterly earnings by geographic segment

	January 31				October 31				January 31
	2004				2003				2003

	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total

Net interest income	$1,307	$249	$105	$1,661	$1,237	$277	$92	$1,606	$1,346	$314	$39	$1,699
Non-interest income	1,368	963	374	2,705	1,367	951	436	2,754	1,348	926	472	2,746

Total revenues	2,675	1,212	479	4,366	2,604	1,228	528	4,360	2,694	1,240	511	4,445
Provision for (recovery of) credit losses	11	—	(36)	(25)	110	25	5	140	103	41	56	200
Insurance policyholder benefits, claims and acquisition expense	183	212	57	452	165	215	133	513	208	106	94	408
Non-interest expense	1,495	1,069	243	2,807	1,502	857	265	2,624	1,469	921	220	2,610
Income taxes and non-controlling interest	351	(49)	40	342	300	38	(1)	337	368	64	16	448

Net income (loss)	$635	$(20)	$175	$790	$527	$93	$126	$746	$546	$108	$125	$779

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Note 8 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial information is prepared in accordance with Subsection 308 of the Bank Act (Canada) which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial information is to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheets

	As at January 31			As at October 31			As at January 31
	2004			2003			2003

	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets
Cash resources	$19,383	$18	$19,401	$17,554	$(34)	$17,520	$20,388	$(28)	$20,360
Securities
Trading account	89,316	(321)	88,995	81,827	(813)	81,014	71,696	(1,195)	70,501
Investment account	36,960	(36,960)	—	35,238	(35,238)	—	28,288	(28,288)	—
Loan substitute	312	(312)	—	325	(325)	—	372	(372)	—
Available for sale	—	37,636	37,636	—	35,783	35,783	—	29,031	29,031
Assets purchased under reverse repurchase agreements	32,612	—	32,612	36,289	—	36,289	39,396	—	39,396
Loans	173,659	8,688	182,347	170,394	98	170,492	166,753	65	166,818
Other
Customers’ liability under acceptances	5,693	—	5,693	5,943	—	5,943	7,292	—	7,292
Derivative-related amounts	38,350	1,257	39,607	35,612	1,028	36,640	36,716	584	37,300
Premises and equipment	1,753	(19)	1,734	1,670	(15)	1,655	1,627	(15)	1,612
Goodwill	4,754	46	4,800	4,587	46	4,633	5,059	36	5,095
Other intangibles	580	—	580	580	—	580	681	—	681
Reinsurance recoverables	—	1,909	1,909	—	3,321	3,321	—	1,662	1,662
Separate account assets	—	183	183	—	224	224	—	70	70
Other assets	13,072	11,938	25,010	13,014	5,483	18,497	11,536	942	12,478

	$416,444	$24,063	$440,507	$403,033	$9,558	$412,591	$389,804	$2,492	$392,296

Liabilities and shareholders’ equity
Deposits	$264,966	$707	$265,673	$259,145	$1,373	$260,518	$248,173	$458	$248,631
Other
Acceptances	5,693	—	5,693	5,943	—	5,943	7,292	—	7,292
Obligations related to securities sold short	24,632	—	24,632	22,855	(112)	22,743	19,489	(566)	18,923
Obligations related to assets sold under repurchase agreements	20,361	—	20,361	23,735	—	23,735	23,387	—	23,387
Derivative-related amounts	40,607	984	41,591	37,775	652	38,427	38,099	334	38,433
Insurance claims and policy benefit liabilities	5,243	1,992	7,235	5,256	3,374	8,630	3,232	1,609	4,841
Separate account liabilities	—	183	183	—	224	224	—	70	70
Other liabilities	26,435	20,997	47,432	21,318	4,881	26,199	22,841	281	23,122
Subordinated debentures	7,639	392	8,031	6,243	338	6,581	6,571	314	6,885
Non-controlling interest in subsidiaries	2,397	(904)	1,493	2,388	(914)	1,474	1,445	—	1,445
Shareholders’ equity	18,471	(288)	18,183	18,375	(258)	18,117	19,275	(8)	19,267

	$416,444	$24,063	$440,507	$403,033	$9,558	$412,591	$389,804	$2,492	$392,296

First Quarter 2004 Report – Royal Bank of Canada   31

Canadian GAAP

Condensed consolidated statements of income

	Three months ended

	January 31	October 31	January 31
	2004	2003	2003

Net income, Canadian GAAP	$790	$746	$779
Differences:
Net interest income
Derivative instruments and hedging activities (1)	(2)	(6)	13
Variable Interest Entities (2)	(14)	(14)	—
Joint ventures (3)	—	—	(1)
Non-interest income
Insurance premiums, investment and fee income (4)	(115)	(128)	(48)
Derivative instruments and hedging activities (1)	4	69	(24)
Reclassification of securities (5)	3	2	(16)
Variable Interest Entities (2)	1	(2)	—
Limited partnerships (6)	(15)	—	—
Joint ventures (3)	(33)	(39)	(34)
Other	—	7	—
Provision for credit losses
Reclassification of securities (5)	3	3	—
Insurance policyholder benefits, claims and acquisition expense (4)	122	127	37
Non-interest expense
Stock appreciation rights (7)	(1)	8	1
Insurance accounting (4)	1	4	22
Joint ventures (3)	26	30	28
Income taxes and net difference in income taxes due to the above items	11	(16)	10
Non-controlling interest in net income of subsidiaries
Variable Interest Entities (2)	12	13	—

Net income, U.S. GAAP	$793	$804	$767

Earnings per share	$1.20	$1.21	$1.12
Diluted earnings per share	$1.19	$1.19	$1.10

For a complete discussion of U.S. and Canadian GAAP differences see Note 26 to the consolidated financial statements for the year ended October 31, 2003, on page 102A of our 2003 Annual Report.

(1)	Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $1 million for the quarter ended January 31, 2004. It would also increase Loans by $46 million, Other assets by $1,115 million, Deposits by $113 million, Other liabilities by $831 million and Subordinated debentures by $392 million, and would decrease Cash resources by $34 million and Shareholders’ equity by $209 million as at January 31, 2004. As described on page 36, we have adopted AcG-17, Equity-Linked Deposit Contracts, under Canadian GAAP, on a prospective basis, which eliminated a difference from U.S. GAAP pertaining to deposit contracts that require us to make variable payments based on the performance of certain equity indices. The variable component embedded in our equity-linked GICs and equity-linked notes is bifurcated from the host contract and recognized at fair value under both Canadian and U.S. GAAP with changes in fair value recognized in net income.

(2)	Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), and FIN 46R (a revision of FIN 46 issued in December 2003) require consolidation of Variable Interest Entities by the Primary Beneficiary. Applying the effective date provisions of FIN 46R would result in consolidation of various special purpose entities (primarily certain multi-sellers) and deconsolidation of certain others. It would increase Cash resources by $52 million, Loans by $8,642 million, Other assets by $61 million, Deposits by $392 million and Other liabilities by $8,730 million, and would decrease Securities by $537 million and Non-controlling interest in subsidiaries by $904 million as at January 31, 2004.

(3)	Joint Ventures

Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for under the equity method under U.S. GAAP. Accounting for joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $71 million.

(4)	Insurance accounting

The application of U.S. GAAP would increase Net income by $5 million for the quarter ended January 31, 2004. It would also increase Other assets by $2,206 million, Other liabilities by $2,102 million and Shareholders’ equity by $104 million as at January 31, 2004.

(5)	Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would increase Net income by $5 million for the quarter ended January 31, 2004. It would also increase Securities by $449 million and Shareholders’ equity by $284 million, and would decrease Other assets by $165 million as at January 31, 2004.

(6)	Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are more than 3–5% of the total ownership interest. Under Canadian GAAP, we use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more. Using a lower threshold in applying the equity method under U.S. GAAP would decrease net income by $10 million for the quarter ended January 31, 2004. It would also increase Other assets by $80 million, and would decrease Securities by $90 million and Shareholders’ equity by $10 million.

(7)	Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would decrease Net income by $1 million for the quarter ended January 31, 2004. It would also increase Shareholders’ equity by $19 million, and would decrease Other assets by $10 million and Other liabilities by $29 million as at January 31, 2004.

(8)	Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $267 million and Other liabilities by $770 million, and would decrease Shareholders’ equity by $503 million as at January 31, 2004.

(9)	Trade date accounting

Effective November 1, 2003, on a prospective basis, trade date accounting is being applied to the Consolidated balance sheet under Canadian GAAP, eliminating a difference between Canadian and U.S. GAAP that existed prior to this date.

(10)	Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $10,745 million as at January 31, 2004.

(11)	Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, guarantees and other minor items. The net of these items would increase Net income by $3 million for the quarter ended January 31, 2004. It would also increase Securities by $221 million, Other assets by $1,086 million, Deposits by $202 million, Other liabilities by $1,078 million and Shareholders’ equity by $27 million as at January 31, 2004.

First Quarter 2004 Report – Royal Bank of Canada   32